Issuer Free Writing Prospectus filed pursuant to Rule 433
supplementing the Preliminary Prospectus Supplement dated
March 11, 2014 and the Prospectus dated March 7, 2014
Registration No. 333-194389

W. P. CAREY INC.

$500,000,000 4.600% Senior Notes due 2024

Issuer:	W. P. Carey Inc.

Aggregate Principal Amount:	$500,000,000

Stated Maturity Date:	April 1, 2024

Coupon:	4.600% per year

Public Offering Price:	99.639%, plus accrued and unpaid interest, if any, from the Settlement Date

Yield to Maturity:	4.645%

Benchmark Treasury:	2.750% due February 15, 2024

Benchmark Treasury Yield:	2.770%

Spread to Benchmark Treasury:	T+187.5 basis points

Interest Payment Dates:	April 1 and October 1, commencing October 1, 2014

Optional Redemption:

At any time prior to January 1, 2024 (i.e., three months prior to the stated maturity date of the notes), make-whole call based on the Treasury Rate plus 30 basis points; if redeemed on or after January 1, 2024 (i.e., three months prior to the stated maturity date of the notes), at 100% of the aggregate principal amount of the notes to be redeemed; plus, in each case, accrued and unpaid interest, if any, on the principal amount of the notes to be redeemed to, but not including, such redemption date.

Joint Book-Running Managers:	J.P. Morgan Securities LLC
Citigroup Global Markets Inc.
Wells Fargo Securities, LLC

Senior Co-Managers:	Barclays Capital Inc.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated

Co-Managers:	BMO Capital Markets Corp.
Capital One Securities, Inc.
Fifth Third Securities, Inc.
PNC Capital Markets LLC
RBS Securities Inc.
Regions Securities LLC

CUSIP / ISIN:	92936UAA7 / US92936UAA79

Denominations:	$2,000 x $1,000

Trade Date:	March 11, 2014

Settlement Date; Settlement and Trading:

March 14, 2014, through the facilities of The Depository Trust Company and its direct and indirect participants, including Euroclear Bank S.A/N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme, in accordance with their respective customary policies and procedures.

Expected Ratings:	Baa2 (Stable) by Moody’s Investors Service, Inc. and BBB- (Stable) by Standard & Poor’s1

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents that the issuer has filed with the SEC, including the prospectus supplement relating to the notes, for more complete information about the issuer and this offering.  You may get these documents for free by visiting the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement relating to the notes if you request it by contacting J.P. Morgan Securities LLC, collect at 212-834-4533; Citigroup Global Markets Inc., toll free at 1-800-831-9146; or Wells Fargo Securities, LLC, toll free at 1-800-326-5897.

1 A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time. Each securities rating should be evaluated independently of any other security rating.